EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal Year Ended December 31,
	2016	2015	2014	2013	2012
Pretax Income (Loss)	(156,644)	(71,971)	48,537	52,787	70,977
Fixed Charges	45,974	45,379	45,436	50,196	43,782
Amortization of Capitalized Interest	3,916	3,793	3,939	4,058	1,887
Capitalized Interest	(162)	(224)	(1,171)	(2,376)	(10,240)
Earnings (Loss) before Income Tax & Fixed Charges	(106,916)	(23,023)	96,741	104,665	106,406
Interest Expense	45,812	45,155	44,265	47,820	33,542
Capitalized Interest	162	224	1,171	2,376	10,240
Total Fixed Charges	45,974	45,379	45,436	50,196	43,782
Ratio of Earnings to Fixed Charges	(1)	(2)	2.1x	2.1x	2.4x
(1)     For the year ended December 31, 2016, earnings were deficient to cover fixed charges by $106.9 million.
(2)     For the year ended December 31, 2015, earnings were deficient to cover fixed charges by $23.0 million.
For the purposes of this table (i) "earnings" consist of our consolidated income from continuing operations before income taxes and fixed charges and (ii) "fixed charges" consist of interest expense, amortization of deferred financing cost and the portion of rental expense representing interest.